Exhibit 12

                         AMERICAN REAL ESTATE INVESTMENT CORPORATION
                   COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
                                  (Dollars in Thousands)

                                                                                                   Alpine
                                                                                                 Affiliates
                                                                                   Period       (Predecessor
                                                                                    from           Combined)
                                                                                 Inception          Period
                                                                                (November 10  from January 1
                        Three Months                                                1993)
                         Ended                                                       to              to
                         March 31,             Fiscal Years ended December 31    December 31,  November 9,
                         ------------          --------------------------------
                           1998                1997       1996    1995     1994     1993            1993
                         --------------        ----       ----    ----     ----     ----            ----
  ----
Earnings:
Income from continuing
  operations, before
  minority interest      $     1,630       $(2,489)(a)   $   682  $ 327  $  695    $   104          $  105


Adjustments:
Fixed charges, as below        1,915         3,174         3,953  4,232   2,171        94            1,162

Equity in (earnings)
  losses of unconsolidated
  investments                   162           (404)         (570)  (597)   (277)        --             --
                              ------         ------        ------  ------ ------     --------       ------

Distributions from
  unconsolidated
  investments                  --             25             230    102     107           --           --

Earnings, as adjusted         3,707          306           4,295  4,064   2,696          198        1,267
                              ------         ------        ------  ------ ------    --------        ------
Fixed Charges:
Interest on indebtedness      1,915          3,134         3,897  4,173   1,692           94        1,162
                              ------         ------        ------  ------ ------    --------       -------
Proportionate share
  of interest for
  unconsolidated
  investments                   --             40             56     59     479       --             --

Total Fixed Charges          $1,915      $  3,174      $   3,953 $ 4,232 $2,171     $    94       $ 1,162
                              ------         ------        ------  ------ ------    --------       ------
Ratio of Earnings to
  Fixed Charges                1.94         0.10(b)         1.09   0.96(c) 1.24        2.11         1.09
                              ------         ------        ------  ------ ------    --------       ------

(a)Includes $3,203 of non-recurring charges associated with the buyout of certain employment agreements, options and warrants as a result of the reorganization of the Company which occurred on December 12, 1997. Had these charges not been incurred the ratio of earnings to fixed charges would have been 1.11 for 1997.

(b)Earnings in 1997 were not adequate to cover fixed charges. The coverage deficiency was $2,868.

(c)Earnings in 1995 were not adequate to cover fixed charges. The coverage deficiency was $168.